Exhibit 12.1

	For the Years ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$68,491	$41,296	$31,947	$49,437	$4,980
Interest expense, net	95,868	97,681	91,824	89,829	99,639
Amortization of capitalized interest	1,285	1,873	1,828	255	1,706
Amortization of debt issuance costs	3,308	3,903	3,392	1,961	2,039
Interest component of rent expense(1)	3,114	3,111	2,831	3,041	3,133

Earnings available for fixed charges	$172,065	$147,864	$131,822	$144,523	$111,497

Fixed Charges:
Interest expense, net	$95,868	$97,681	$91,824	$89,829	$99,639
Capitalized interest	1,197	1,202	1,632	1,564	2,131
Amortization of debt issuance cost	3,308	3,903	3,392	1,961	2,039
Interest component of rent expense(1)	3,114	3,111	2,831	3,041	3,133

Total fixed charges	$103,487	$105,896	$99,679	$96,395	$106,942

Raito of earnings to fixed charges	1.66	1.40	1.32	1.50	1.04

Deficiency of earnings over fixed charges	$—	$—	$—	$—	$—

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.